July 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Dillon Hagius and Irene Paik

RE:	Caribou Biosciences, Inc. (the “Registrant”) – Request for Acceleration
Registration Statement on Form S-1, as amended
File No. 333-257604

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-257604) (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern Standard Time on Thursday, July 22, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Ashok Mukhey and Wendy Grasso of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ashok Mukhey at (310) 968-5839 or, in his absence, Wendy Grasso at (917) 993-3645.

CARIBOU BIOSCIENCES, INC.

By:	/s/ Rachel E. Haurwitz

Name: Rachel E. Haurwitz
Title: President and Chief Executive Officer